Exhibit 12.1

Computation of Ratios of Earnings to Fixed Charges

(In thousands, except ratios)

	Successor				Predecessor
	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012	From inception (November 14, 2011) through December 31, 2011	July 1, 2011 through December 21, 2011	Year Ended June 30, 2011	Year Ended June 30, 2010
Earnings:
Net income (loss) from continuing operations before income taxes	$(2,210,100)	$(1,719,332)	$(2,335,947)	$(114,036)	$(204,151)	$322,667	$606,500
Fixed charges	336,284	342,892	280,732	9,336	42,046	78,946	74,562
Less: Capitalized interest	(243,110)	(341,719)	(279,659)	(7,718)	(26,957)	(55,098)	(35,731)

Total	(2,116,926)	(1,718,159)	(2,334,874)	(112,418)	(189,062)	346,515	645,331
Fixed charges:
Interest expense	335,019	341,719	279,659	9,336	41,485	78,610	74,291
Interest component of rental expense	1,265	1,173	1,073	—	561	336	271

Total	336,284	342,892	280,732	9,336	42,046	78,946	74,562
Ratio of earnings to fixed charges(1)	N/A	N/A	N/A	N/A	N/A	4.4	8.7

(1)	Earnings for the years ended December 31, 2014, 2013 and 2012, the period from inception (November 14, 2011) through December 31, 2011, the period from July 1, 2011 through December 21, 2011 were insufficient to cover fixed charges by $2.5 billion, $2.1 billion, $2.6 billion, $121.8 million and $231.1 million, respectively.